UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 8, 2024, the Board of Directors (the “Board”) of Chijet Motor Company, Inc. (the “Company”), upon the recommendation of the nominating and corporate governance committee of the Board, appointed Huimin Li (“Ms. Li”) to the Board to serve as a director until her successor is duly elected and qualified. After considering all relevant facts and circumstances, the Board has determined that Ms. Li qualifies as an independent director under the applicable listing standards of The Nasdaq Stock Market LLC and as an “audit committee financial expert” under the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”). In addition, the Board appointed Ms. Li to serve as a member of the Board’s Audit Committee (the “Audit Committee”).

Ms. Li, 44, has over 20 years of experience in financial planning and analysis, operations finance, accounting, mergers and acquisitions, and equity investments and financing. Since March 2021, Ms. Li has been serving as the Vice President and Head of Finance at PingCAP, a Series D Cloud Infrastructure Software entity, where she spearheads a global finance team, steering the company towards fast growth, operational efficiency and IPO readiness activities. From March 2020 to February 2021, Ms. Li managed her family’s investments. From September 2017 to February 2020 , she served as the Assistant General Manager at Tencent, a multinational technology conglomerate and holding company, where she developed a global team responsible for the international gaming and cloud business. From September 2014 to August 2017, Ms. Li served as Finance Manager III/Controller at Cisco Systems, Inc. (Nasdaq: CSCO), where she advised on critical financial strategies concerning acquisitions, investments, and partnerships. Her early professional experiences include roles as an accounting manager and site controller at China CAMC Engineering Co., Ltd, a construction engineering company, contributing to the company’s successful IPO in 2006. Ms. Li received a Bachelor of Arts in Finance from Renmin University of China and an MBA focusing on Finance and Strategy from UCLA Anderson School of Management, where she graduated with honors.

There are no family relationships between Ms. Li and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Li and any other person pursuant to which she was appointed as the Company’s director. Additionally, there have been no transactions in the past two years to which the Company or any of its subsidiaries or affiliates was or is to be a party, in which Ms. Li had, or will have, a direct or indirect material interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chijet Motor Company, Inc.

Date: April 12, 2024	By:	/s/ Mu Hongwei
	Name:	Mu Hongwei
	Title:	President and Chief Executive Officer